                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)
                              The Presley Companies
              -----------------------------------------------------

                                (Name of Issuer)

               Common Stock, $.01 par value per share, made up of
                     Series A Common and Series B Common
              -----------------------------------------------------

                         (Title of Class of Securities)
                                 741030-10-0
              -----------------------------------------------------

                                 (CUSIP Number)

                                 Henry K. Jordan
                             Chief Financial Officer
                            The Foothill Group, Inc.
                      11111 Santa Monica Blvd., Suite 1500
                          Los Angeles, California 90025
                                 (310) 996-7000

                                 with a copy to:

                                Rory Greiss, Esq.
                   Kaye, Scholer, Fierman, Hays & Handler, LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8261

              -----------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 9, 1998
              -----------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /


    Check the following box if a fee is paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                 (Page 1 of 23)

------------------------                                 -------------------
  CUSIP NO. 741030-10-0           SCHEDULE 13D           Page  2 of 23 Pages
------------------------                                 -------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS Foothill Group, Inc.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 94-1663353
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *
      OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                /  /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
      NUMBER OF    7  SOLE VOTING POWER
       SHARES         71,965
    BENEFICIALLY   -------------------------------------------------------------
     OWNED BY      8  SHARED VOTING POWER
        EACH          1,836,109
     REPORTING     -------------------------------------------------------------
    PERSON WITH    9  SOLE DISPOSITIVE POWER
                      71,965
                   -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      1,836,109
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,836,109
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES *                                                     /  /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
      CO, HC
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -------------------
  CUSIP NO. 741030-10-0           SCHEDULE 13D           Page  3 of 23 Pages
------------------------                                 -------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS Foothill Capital Corporation
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 95-2689288
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *
      OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                /  /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     California
--------------------------------------------------------------------------------
      NUMBER OF    7  SOLE VOTING POWER
       SHARES         0
    BENEFICIALLY   -------------------------------------------------------------
     OWNED BY      8  SHARED VOTING POWER
        EACH          1,836,109
     REPORTING     -------------------------------------------------------------
    PERSON WITH    9  SOLE DISPOSITIVE POWER
                      0
                   -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      1,836,109
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,836,109
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES *                                                      /  /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
      CO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -------------------
  CUSIP NO. 741030-10-0           SCHEDULE 13D           Page  4 of 23 Pages
------------------------                                 -------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS Foothill Partners L.P., a Delaware Limited Partnership
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *
      OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                               /   /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
      NUMBER OF    7  SOLE VOTING POWER
       SHARES         0
    BENEFICIALLY   -------------------------------------------------------------
     OWNED BY      8  SHARED VOTING POWER
        EACH          0
     REPORTING     -------------------------------------------------------------
    PERSON WITH    9  SOLE DISPOSITIVE POWER
                      0
                   -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES *                                                      /  /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
      PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -------------------
  CUSIP NO. 741030-10-0           SCHEDULE 13D           Page  5 of 23 Pages
------------------------                                 -------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS Foothill Partners II, L.P., a Delaware Limited Partnership
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *
      OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                               /   /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
      NUMBER OF    7  SOLE VOTING POWER
       SHARES         0
    BENEFICIALLY   -------------------------------------------------------------
     OWNED BY      8  SHARED VOTING POWER
        EACH          0
     REPORTING     -------------------------------------------------------------
    PERSON WITH    9  SOLE DISPOSITIVE POWER
                      0
                   -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES *                                                      /   /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
      PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -------------------
  CUSIP NO. 741030-10-0           SCHEDULE 13D           Page  6 of 23 Pages
------------------------                                 -------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS Don L. Gevirtz
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *
      OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                               /   /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF    7  SOLE VOTING POWER
       SHARES         4,270
    BENEFICIALLY   -------------------------------------------------------------
     OWNED BY      8  SHARED VOTING POWER
        EACH          0
     REPORTING     -------------------------------------------------------------
    PERSON WITH    9  SOLE DISPOSITIVE POWER
                      4,270
                   -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES *                                                      /   /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -------------------
  CUSIP NO. 741030-10-0           SCHEDULE 13D           Page  7 of 23 Pages
------------------------                                 -------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS John F. Nickoll
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *
      OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                               /   /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF    7  SOLE VOTING POWER
       SHARES         23,324
    BENEFICIALLY   -------------------------------------------------------------
     OWNED BY      8  SHARED VOTING POWER
        EACH          0
     REPORTING     -------------------------------------------------------------
    PERSON WITH    9  SOLE DISPOSITIVE POWER
                      23,324
                   -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES *                                                      /   /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -------------------
  CUSIP NO. 741030-10-0           SCHEDULE 13D           Page  8 of 23 Pages
------------------------                                 -------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS Dennis R. Ascher
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *
      OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                               /   /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF    7  SOLE VOTING POWER
       SHARES         11,676
    BENEFICIALLY   -------------------------------------------------------------
     OWNED BY      8  SHARED VOTING POWER
        EACH          0
     REPORTING     -------------------------------------------------------------
    PERSON WITH    9  SOLE DISPOSITIVE POWER
                      11,676
                   -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES *                                                      /   /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -------------------
  CUSIP NO. 741030-10-0           SCHEDULE 13D           Page  9 of 23 Pages
------------------------                                 -------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS Jeffrey T. Nikora
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *
      OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                               /   /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF    7  SOLE VOTING POWER
       SHARES         16,076
    BENEFICIALLY   -------------------------------------------------------------
     OWNED BY      8  SHARED VOTING POWER
        EACH          0
     REPORTING     -------------------------------------------------------------
    PERSON WITH    9  SOLE DISPOSITIVE POWER
                      16,076
                   -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES *                                                      /   /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -------------------
  CUSIP NO. 741030-10-0           SCHEDULE 13D           Page 10 of 23 Pages
------------------------                                 -------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS Karen S. Sandler
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *
      OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                               /   /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF    7  SOLE VOTING POWER
       SHARES         10,253
    BENEFICIALLY   -------------------------------------------------------------
     OWNED BY      8  SHARED VOTING POWER
        EACH          0
     REPORTING     -------------------------------------------------------------
    PERSON WITH    9  SOLE DISPOSITIVE POWER
                      10,253
                   -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES *                                                      /   /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -------------------
  CUSIP NO. 741030-10-0           SCHEDULE 13D           Page 11 of 23 Pages
------------------------                                 -------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS M. Edward Stearns
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *
      OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                               /   /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF    7  SOLE VOTING POWER
       SHARES         2,229
    BENEFICIALLY   -------------------------------------------------------------
     OWNED BY      8  SHARED VOTING POWER
        EACH          0
     REPORTING     -------------------------------------------------------------
    PERSON WITH    9  SOLE DISPOSITIVE POWER
                      2,229
                   -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES *                                                      /   /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -------------------
  CUSIP NO. 741030-10-0           SCHEDULE 13D           Page 12 of 23 Pages
------------------------                                 -------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS Peter E.Schwab
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *
      OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                               /   /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF    7  SOLE VOTING POWER
       SHARES         1,486
    BENEFICIALLY   -------------------------------------------------------------
     OWNED BY      8  SHARED VOTING POWER
        EACH          0
     REPORTING     -------------------------------------------------------------
    PERSON WITH    9  SOLE DISPOSITIVE POWER
                      1,486
                   -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES *                                                      /   /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -------------------
  CUSIP NO. 741030-10-0           SCHEDULE 13D           Page 13 of 23 Pages
------------------------                                 -------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS David C. Hilton
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *
      OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                               /   /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF    7  SOLE VOTING POWER
       SHARES         1,486
    BENEFICIALLY   -------------------------------------------------------------
     OWNED BY      8  SHARED VOTING POWER
        EACH          0
     REPORTING     -------------------------------------------------------------
    PERSON WITH    9  SOLE DISPOSITIVE POWER
                      1,486
                   -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES *                                                      /   /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 2 TO SCHEDULE 13D

         The Amendment No. 2 to Schedule 13D, filed on July , 1998, amending the statement on Schedule 13D, filed May 31, 1994, as previously amended and restated in its entirety, relating to the common Stock, $.01 par value per share, CUSIP No. 741030-10-0 (the "Common Stock"), of The Presley Companies, a Delaware corporation (the "Company") and filed by Foothill Capital Corporation, a California corporation ("Capital"), The Foothill Group, Inc., a Delaware corporation ("Group"), Foothill Partners, L.P. a Delaware limited partnership ("Partners"), Foothill Partners II. L.P., a Delaware limited partnership ("Partners II"), Don L. Gevirtz, John F. Nickoll, Dennis R. Ascher, Jeffrey T. Nikora (collectively, the "Managing General Partners") and the Managing General Partners, Karen S. Sandler, M. Edward Stearns, Peter E. Schwab and David C. Hilton (collectively, the "Managing General Partners II") (Group, Capital, Partners, Partners II, the Managing General Partners I and the Managing General Partners II are referred to hereinafter as the "Filing Persons").

Item 1.  Security and Issuer.

         The class of equity security to which this Schedule 13D relates is the common stock, $.01 par value (the "Common Stock"), issued by The Presley Companies, a Delaware corporation, which has been issued in two series: Series A Common Stock (the "Series A Common") and Series B Common Stock (the "Series B Common"). Pursuant to the Company's Certificate of Incorporation, as amended, the Series B Common is convertible into Series A Common. The company's principal executive office is located at 19 Corporate Plaza, Newport Beach, CA 92660.

Item 2.  Identity and Background.

         (a), (b) and (c) Under the definition of "beneficial owner" ("Beneficial Owner Definition") provided in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), (i) Partners and Partners II may be deemed to beneficially own the shares of Common Stock owned by Capital by virtue of the fact that Partners, Partners II and Capital are parties to a Participation Agreement (as more fully described herein), (ii) Group and the Managing General Partners may be deemed to beneficially own the shares of Common Stock beneficially owned by Partners by virtue of the fact that Group and the Managing General Partners, as the general partners of Partners, share with Partners the voting and dispositive power with respect to equity securities of Common Stock held or acquired by Partners and (iii) Group and the Managing General Partners II may be deemed to beneficially own the shares of Common Stock beneficially owned by Partners II by virtue of the fact that Group and the Managing General Partners II, as the general partners of Partners II, share with Partners II the voting and dispositive power with respect to equity securities of Common Stock held or acquired by Partners II.

         Also under the Beneficial Owner Definition, Group may be deemed to beneficially own the shares of Common Stock owned by Capital by virtue of the fact that

Group, as the parent of Capital, has voting or dispositive power with respect to shares of Common Stock held by Capital.

         Group is a Delaware corporation and has its principal business address and its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Group is that of a financial services holding company.

         Capital is a California corporation and has its principal business address and principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Capital is to engage in asset-based financing to businesses.

         Each of Partners and Partners II is a Delaware limited partnership and has its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of each of the Partners and Partners II is to engage in the business of investment in various financial assets.

         Each of the Managing General Partners and the Managing General Partners II has its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of each of the Managing General Partners and the Managing General Partners II is to engage in the business of investment in various financial assets.

         The names of the directors and executive officers of Group and Capital, their business addresses, their present principal occupations and the principal addresses of their respective employers are as follows:


THE FOOTHILL GROUP, INC.



Name                   Business Address               Principal Occupation
----                   ----------------               --------------------
John F. Nickoll        11111 Santa Monica Blvd.       Chief Executive Officer,
                       Suite 1500                     Chief Operating Officer,
                       Los Angeles, CA 90025          Chairman of the Board
                                                      and President
David C. Hilton        11111 Santa Monica Blvd.       Executive Vice President
                       Suite 1500                     and Director
                       Los Angeles, CA 90025
Peter E. Schwab        11111 Santa Monica Blvd.       Executive Vice President
                       Suite 1500                     and Director
                       Los Angeles, CA 90025




Name                   Business Address               Principal Occupation
----                   ----------------               --------------------
James R. Campbell      11111 Santa Monica Blvd.       Director
                       Suite 1500
                       Los Angeles, CA 90025



FOOTHILL CAPITAL CORPORATION


Name                   Business Address               Principal Occupation
----                   ----------------               --------------------
John F. Nickoll        11111 Santa Monica Blvd.       Chief Executive Officer
                       Suite 1500                     and Chairman of the
                       Los Angeles, CA 90025          Board
Peter E. Schwab        11111 Santa Monica Blvd.       President, Chief
                       Suite 1500                     Operating Officer and
                       Los Angeles, CA 90025          Director
David C. Hilton        11111 Santa Monica Blvd.       Senior Executive Vice
                       Suite 1500                     President, Chief Credit
                       Los Angeles, CA 90025          Officer and Director
Henry K. Jordan        11111 Santa Monica Blvd.       Executive Vice President,
                       Suite 1500                     Chief Financial Officer,
                       Los Angeles, CA 90025          and Assistant Corporate
                                                      Secretary

         (d) During the last five years, to the knowledge of the Filing Persons, neither any of the Filing Persons nor any of the above-named directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, to the knowledge of the Filing Persons, neither any of the filing persons nor any of the above-named directors or executive officers have been a party to a civil proceeding before any judicial or administrative body of competent jurisdiction as a result of decree, or final order enjoining future violations of, or prohibiting or mandating any activities subject to, any federal or state securities laws, or finding any violations of such laws.

         (f) To the knowledge of the Filing Persons, all of Group's and Capital's directors and executive officers are citizens of the United States of America.

Item 3.  Source and Amount of Funds and Other Consideration.

         The securities of the Company which are the subject of this Amendment No. 2 to Schedule 13D were acquired by the Filing Persons pursuant to (i) the notice of conversion of shares of the Company's Series B Common Stock (the "Conversion"), sent to the Company on June 9, 1998 by Capital, whereby Capital exercised its right to convert 14,276,361 shares of Series B Common Stock into a like number of shares of Series A Common Stock (the "Converted Shares") and (ii) the distribution of the Converted Shares to the partners of Partners and Partners II upon dissolution of both partnerships. None of the securities are securities for any borrowing.

Item 4.  Purpose of Transaction.

         The acquisition of the securities which are the subject of this Amendment No. 2 to Schedule 13D was accomplished through Capital's request to exercise its right to convert the Company's Series B Common Stock into Series A common Stock.

         In response to (a) of this Item 4, this Amendment No. 2 to Schedule 13D is being filed in connection with the Conversion, which occurred on June 9, 1998, and the proposed dissolution of Partners and Partners II. (together, the "Conversion and Proposed Dissolution"). Upon the proposed dissolution, the Converted Shares will be distributed to the partners of Partners and Partners II, among whom are the Filing Persons (except for Partners and Partners II).

         Except as described in this Schedule, no Filing Person has any plans or proposals which relate to or would result in:

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the Board; except that, pursuant to the Company's Certificate of Incorporation, upon the conversion of Series B Common into Series A Common, the number of directors of the Company is reduced from a maximum of nine to a maximum of six;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.

         Each of the Filing Persons intends to continually review the Company's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, each of the Filing Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to the Company as it deems appropriate in light of the circumstances existing from time to time. Such actions may include, but are not limited to, purchasing additional shares of Common Stock, or debt securities of the Company, either in the open market or in privately negotiated transactions, or selling its shares of Series B Common, either in the open market or in privately negotiated transactions. The foregoing actions, to the extent possible, may be taken by each of the Filing Persons along or with other persons.

Item 5.  Interest in Securities of the Company.

         (a) The percentages of outstanding Common Stock reported in this Item 5(a) are calculated for each Filing Person using a fraction, the numerator of which is the number of shares of Series B Common held by that Filing Person, and the denominator of which is the total number of outstanding shares of Common Stock, assumed to be made up to 34,792,732 shares of Series A Common (including the 14,276,361 shares issued pursuant to the Conversion), plus the number of shares of Series B Common held by that Filing Person, which is the number of shares reported by the Company in its Proxy Statement for its Annual Meeting of Stockholders held on May 14, 1998.

         As of the date of execution hereof, Capital was the direct owner of 1,836,109 shares of Common Stock, which represents approximately 5% of the outstanding Common Stock.

         As of the date of execution hereof, Group was the direct owner of 71,965 shares of Common Stock. Under the Beneficial Ownership Definition, Group may be deemed to own beneficially the shares of Common Stock owned directly by Capital. Accordingly,

Group is the beneficial owner of 1,836,109 shares of Common Stock, which represents approximately 5% of the outstanding Common Stock.

         As of the date of execution hereof, Partners was dissolved and therefore the direct owner of 0 shares of Common Stock and under the Beneficial Ownership Definition may be deemed to own beneficially 0 shares of Common Stock, which represents 0% of the outstanding Common Stock.

         As of the date of execution hereof, Partners II was dissolved and therefore the direct owner of 0 shares of Common Stock and under the Beneficial Ownership Definition may be deemed to own beneficially 0 shares of Common Stock, which represents 0% of the outstanding Common Stock.

         As of the date of execution hereof, the Converted Shares were distributed to the partners of Partners and Partners II. Therefore, each of the Managing General Partners and the Managing General Partners II, respectively, was the direct owner of shares of Common Stock as follows: Don L. Gevirtz - 4,270 shares; John F. Nickoll - 23,324 shares; Dennis R. Ascher - 11,676 shares; Jeffrey T. Nikora - 16,076; Karen S. Sandler - 10,253; M. Edward Stearns - 2,229; Peter E. Schwab - 1,486; David C. Hilton - 1,486. Under the Beneficial Ownership Definition, each of the Managing General Partners who is a general partner of Partners is deemed to own beneficially the shares of Common Stock owned by Partners and each of the Managing General Partners II who is a general partner of Partners II is deemed to own beneficially the Shares of Common Stock owned by Partners II. As of the date of execution hereof, both Partners and Partners II have been dissolved. Accordingly, each of the Managing General Partners was the beneficial owner of 0 shares of Common Stock, which represents 0% of the outstanding Common Stock, and each of the Managing Partners II was the beneficial owner of 0 shares of Common Stock, which represents 0% of the outstanding Common Stock. Those persons who are both Managing General Partners and Managing General Partners II (Messrs. Gevirtz, Nickoll, Ascher and Nikora) are deemed to be the beneficial owner of both Partners and Partners II and thus beneficially own an aggregate of 0 shares of Common Stock, which represents 0% of the outstanding Common Stock.

         (b) Group, as the parent corporation of Capital may be deemed to have shared voting and dispositive power with Capital, with respect to the 1,836,109 shares of Common Stock directly owned by Capital.

         (c) The Filing Persons acquired the securities which are the subject of this report on June 8, 1998 pursuant to the Conversion as described in Item 4. This Amendment No. 2 to this Schedule 13D is being filed in connection with that transaction.

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any such securities.

         (e) Each of the Filing Persons ceased to be a beneficial owner of more
than five percent of the Series B Common Stock on           , 1998.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Company.

         Capital, Partners and Partners II are parties to a Participation Agreement, as amended (the "Participation Agreement"), whereby Capital, Partners and Partners II have agreed amongst themselves as to certain matters affecting the ownership of securities owned by Capital, including the Series B Common. Pursuant to the Participation Agreement, Partners has a claim to 17.66633% of the Series B Common and Partners II has a claim to 70.93809% of the Series B Common.

         Group and the Managing General Partners are the general partners of Partners under an Amended and Restated Limited Partnership Agreement, dated as of October 10, 1990, as amended (the "Partners Agreement"). The Partners Agreement provides for the formation of Partners as a partnership to invest the funds of Partners in secured or unsecured notes, debentures, trust receipts and other debt instruments, all of which by their terms at the time of issuance must be senior in right or payment to all other debt obligations of the issuer and all rights and options relating to any of the foregoing which can be purchased at a discount to claim amount, and to engage in all activities reasonably necessary and incidental to the foregoing. The general partners of Partners have the exclusive right and power to manage the business and affairs of the partnership including the power to purchase and dispose of equity securities to which Partners has an ownership claim, including a claim to securities of the type described above. The general partners of Partners have certain rights to receive the proceeds of the sales of securities, if any, in accordance with the Partners Agreement.

         Pursuant to Section 9.7(b) of the Partners Agreement, and as acknowledged in a letter dated October 10, 1990, Capital has an obligation to co-invest with Partners by purchasing 33% of prospective portfolio securities purchased by Partners. In addition, Capital is obligated to dispose of a pro-rata amount of such securities at the same time, in the manner and at the same price as Partners, and Capital may not dispose of such securities prior to Partners. Group may fulfill the obligations of Capital described above under certain circumstances.

         Group and the Managing General Partners II are the general partners of Partners II under a Limited Partnership Agreement, dated as of December 22, 1992 (the "Partners II Agreement"). The Partners II Agreement provides for the formation of Partners II as a partnership to invest the funds of Partners II in secured or unsecured notes, debentures, trust receipts and other debt instruments, all of which by their terms at the time of issuance must be senior in right or payment to all other debt obligations of the issuer and all rights and options relating to any of the foregoing which can be purchased at a discount to claim amount, and to engage in all activities reasonably necessary and incidental to the foregoing. The general partners of Partners II have the exclusive right and power to manage the business and affairs of the partnerships including the power to purchase and dispose of equity securities to which Partners II has an ownership claim, including a claim to securities of the type described above. The general partners of Partners II have certain rights to receive the proceeds of the sales of securities, if any, in accordance with the Partners II Agreement.

         Pursuant to Section 9.8(b) of the Partners II Agreement, Capital has an obligation to co-invest with Partners II by purchasing 9% of prospective portfolio securities purchased by Partners II. In addition, Capital is obligated to dispose of a pro-rata amount of such securities at the same time, in the manner and at the same price as Partners II, and Capital may not dispose of such securities prior to Partners II. Group may fulfill the obligations of Capital described above under certain circumstances.

         The Filing Persons have executed a joint reporting agreement (the "Joint Reporting Agreement") dated May 31, 1994, which is attached hereto as Exhibit C pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13D.

Item 7.  Material Previously Filed as Exhibits.

         Exhibit A - Agreement to Issue and Purchase Stock, dated as of March 25, 1994, as amended on March 29, 1994 and May 20, 1994.

         Exhibit B - Shareholders' Agreement dated as of May 20, 1994.

         Exhibit C - Joint Reporting Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 1998

                            THE FOOTHILL GROUP, INC.


                            By: /s/ Karen S. Sandler
                                ----------------------
                                Name: Karen S. Sandler
                                Title: Vice President


                            FOOTHILL CAPITAL CORPORATION


                            By: /s/ Karen S. Sandler
                                ----------------------
                                Name: Karen S. Sandler
                                Title: Vice President


                            FOOTHILL PARTNERS, L.P.,
                            a Delaware Limited Partnership

                            By: The Foothill Group, Inc.,
                                General Partner

                                By: /s/Dennis R. Ascher
                                   -----------------------
                                   Name: Dennis R. Ascher
                                   Title: Managing General
                                          Partner

                            FOOTHILL PARTNERS II, L.P.,
                            a Delaware Limited Partnership

                            By: The Foothill Group, Inc.,
                                General Partner

                                By: /s/ Karen S. Sandler
                                    ----------------------
                                    Name: Karen S. Sandler
                                    Title: Managing General
                                           Partner


                                    /s/ Don L. Gevirtz
                                    -----------------------
                                    Don L. Gevirtz

                                    /s/ John F. Nickoll
                                    -----------------------
                                    John F. Nickoll

                                    /s/ Dennis R. Ascher
                                    -----------------------
                                    Dennis R. Ascher

                                    /s/ Jeffrey T. Nikora
                                    -----------------------
                                    Jeffrey T. Nikora

                                    /s/ Karen S. Sandler
                                    -----------------------
                                    Karen S. Sandler

                                    /s/ M. Edward Stearns
                                    -----------------------
                                    M. Edward Stearns

                                    /s/ Peter E. Schwab
                                    -----------------------
                                    Peter E. Schwab

                                    /s/ David C. Hilton
                                    -----------------------
                                    David C. Hilton